February 10, 2023

VIA ELECTRONIC EDGAR FILING

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Masterworks Vault 1, LLC Amendment No. 1 to Offering Statement on Form 1-A Filed January 23, 2023 File No. 024-12098

Dear Sir or Madam:

We have electronically filed herewith on behalf of Masterworks Vault 1, LLC (the “Company”) Amendment No. 2 (“Amendment No. 2”) to the above-referenced offering statement on Form 1-A originally filed on December 13, 2022, as amended by Amendment No. 1 filed on January 23, 2023 (“Amendment No. 1” and, as amended by Amendment No. 2, the “Form 1-A”). Amendment No. 2 is marked with < R > tags to show changes made from the Form 1-A filing. In addition, we have included a narrative response keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Joshua B. Goldstein dated January 31, 2023. We trust you shall deem the contents of this transmittal letter responsive to your comment letter.

Amendment No. 1 to Offering Statement on Form 1-A

The Offering

Minimum and Maximum Investment Amount, page 7

1.

Comment: We note your disclosure that Masterworks routinely waives the minimum investment amount per investor “if it is determined that an investment of that size is not suitable to achieve an investor’s investment and or diversification goals.” Please clarify how you determine if an investment size is “not suitable.” Additionally, if Masterworks routinely waives the minimum investment amount, please advise why a minimum investment amount has been disclosed as a term of the offering. In this regard, please advise how often this offering condition is waived.

Response: We have revised the disclosure in the Form 1-A to align it more closely with our anticipated business practices. We have also removed references to “suitability”, which was a carryover concept from our prior regulatory structure which involved broker-dealers and suitability assessments.

As indicated in the revised disclosure, we intend to apply a lower minimum investment restriction (i.e. $500) for investors who have previously invested in offerings by Masterworks affiliated issuers. We may also waive or reduce the applicable minimum(s) for certain categories of investors or on a case-by-case basis. Any such determination is guided by several considerations, including basic financial information (i.e. income and portfolio size) provided to us by the potential investor and our desire to ensure that investments are made by individuals that are serious about allocating to the asset class, rather than viewing it as novelty, as well as the incremental variable costs associated with onboarding a larger number of smaller investors. Since this determination may have subjective elements and or apply different formulaic criteria over time (including over the course of a given offering), we do not believe it would be meaningful disclosure to list the criteria we apply in making the determination of who is or is not deemed by us to be “serious” about investing in the Company.

By imposing a minimum investment restriction, while at the same time maintaining the flexibility to waive or reduce it, we seek to accomplish our goal of democratizing art investing by making the asset class available to small investors and encouraging diversification within the asset class, while discouraging novelty investors who may desire to make token allocations to the asset class for reasons other than long term capital appreciation. In the past, Masterworks issuers have routinely waived the minimum for investors with small portfolios (in some instances, as would be required to comply with eligible investor standards pursuant to Section 251(d)(2)(i)(C) of the Securities Act of 1933, as amended) and for pre-existing Masterworks investors who have already demonstrated a commitment to investing in the asset class. We intend to continue such practices. We believe our investor selection process is not substantially dissimilar to what occurs in the vast majority of securities offerings. Almost all issuers (in exempt transactions as well as non-exempt transactions) expressly maintain the right to accept or reject investors for any reason or for no reason and routinely exercise those rights.

In prior Masterworks sponsored offerings, the $15,000 minimum has been waived (or reduced) for approximately 95% of investments made during 2022 (including pre-existing Masterworks investors), however, such investments represent less than 50% of the total dollar amounts invested. Put differently, more than half the dollars raised in Masterworks offerings in 2022 were at levels at or above the stated $15,000 minimum.

General

2.

Comment: Please tell us and disclose what financial statements you intend to include here and in your annual and semiannual reports, once you and each Series are capitalized on other than a nominal basis. Also, address whether the audit reports provided will cover Masterworks Vault 1, LLC in total and each Series.

Response: The Company has conducted no operations and has no material assets or liabilities as of the date of this Response Letter. The Company intends to include an audited balance sheet in the Form 1-A on the earlier of the date such balance sheet is available or the date on which the Company’s special report on Form 1-K is due pursuant to Rule 257(b)(2)(i)(A) of Regulation A.  Such audited balance sheet shall include notes, including a subsequent events note that discloses material events that occur subsequent to the balance sheet date, including any material information about any series offerings, if any.   In the future, the Company’s financial statements included in the Form 1-A as well as in its annual and semiannual reports, which will consist of balance sheets, statements of operations, statements of members’ equity and statements of cash flows, will include a single column or multiple columns for (i) the Company as a whole presented on a combined and consolidated basis and (ii) each relevant series on a consolidated basis. The Company has also added disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 55 of Amendment No 2.

If the Staff has any further comments regarding the offering statement on Form 1-A, or any subsequent amendments to the Company’s offering statement on Form 1-A, please feel free to contact the undersigned.

MASTERWORKS VAULT 1, LLC

By:	/s/ Joshua B. Goldstein
Joshua B. Goldstein General Counsel and Secretary

cc:	Donald Field/U.S. Securities and Exchange Commission Taylor Beech/U.S. Securities and Exchange Commission Rufus Decker/U.S. Securities and Exchange Commission